Sol Strategies Monthly Update Highlighting Record Solana Staked and 40F Filing with SEC as Strategic Step Towards Nasdaq Listing

Toronto, Ontario--(Newsfile Corp. - July 2, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today issued a comprehensive corporate update for the month of June.

June marked a milestone month in SOL Strategies' evolution as an institutional gateway to the Solana ecosystem, with the successful filing of our Form 40-F bringing us one step closer to cross-listing on Nasdaq and expanding our presence in U.S. capital markets The month also saw record highs for delegated Solana stake and continued advancements our core technology offerings.

Treasury and Validator Operations Update (As of June 30, 2025):

  SOL Holdings: 392,667 SOL (~CAD $82.6mm), majority actively staked
  jitoSOL Staked Holdings: 26,440 (valued at ~32,060 SOL, ~6.7mm CAD) Combined SOL Holdings of approximately $89.3mm CAD
  SOL Assets Under Delegation: 3,745,116 SOL (up from 3,581,656 at May 31, 2025). An approximate 4.5% increase month over month.
  Unique Wallets Served: 5,520 up from 5,441 wallets at May 31, 2025
  Validator uptime: 100% (Laine)
  Peak APY delivered: 7.88% (Orangefin); Network average: 7.45% CAD exchange value estimate of $210.32 per SOL

*SOL to CAD conversion based on the exchange rate published on Kraken (https://pro.kraken.com/app/trade/sol-cad) as of 12:00 a.m. UTC on June 30, 2025.

June 2025 Corporate Highlights:

Form 40-F Filed with SEC: On June 19, 2025, SOL Strategies announced it has filed a Form 40-F Registration Statement with the SEC as part of its application to list on the Nasdaq Stock Market under the symbol "STKE", while maintaining its CSE listing under "HODL". The Nasdaq listing remains subject to Nasdaq approval and standard regulatory conditions.

Annual Shareholder Meeting: On June 19, 2025, shareholders approved a share price consolidation, a necessary step towards meeting Nasdaq's minimum listing requirements and advancing the Company's U.S. capital markets strategy.

Strategic Ecosystem Reserve Established: SOL Strategies established its Strategic Ecosystem Reserve (SER) with an initial acquisition of 52,181.564 JTO tokens (approximate $154,000 CAD), representing the Company's ongoing support for the Solana ecosystem and focus on backing teams that have a proven track record in advancing Solana's core infrastructure. Funded from a part of our validator revenue the SER will gradually expand to include other key projects we believe are instrumental in Solana's success while we retain our core focus on building and growing our treasury and validator operations.

Technology and Product Development

In June, development of the Orangefin mobile staking application progressed steadily, highlighted by a new partnership with MoonPay to streamline the fiat-to-SOL onramp experience, an integration with Ledger hardware devices, and new language integrations expanding global accessibility.

Leah Wald, CEO of SOL Strategies, stated:

"Filing our 40-F with the SEC represents more than just a regulatory milestone-it's a foundational step in our mission to bridge traditional finance with Solana's proven infrastructure. While June's focus remained on completing this critical filing, we maintained momentum across our operations, enhancing Orangefin's global accessibility. These initiatives demonstrate our commitment to supporting the foundational infrastructure that drives Solana's growth."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Nasdaq listing application, the effectiveness of the Form 40-F Registration Statement, and the intended impact of various business initiatives on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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